

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Michael W. Nall
Chief Executive Officer and President
Biocept, Inc.
5810 Nancy Ridge Drive
San Diego, CA 92121

      Re: Biocept, Inc.
          Registration Statement on Form S-1
          Filed November 28, 2018
          File No. 333-228566

Dear Mr. Nall:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at 202-551-3269 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Beverages, Apparel and Mining

cc: Charles J. Bair, Esq.